Nasdaq Regulation

Nasdaq

Yolanda Goettsch
Head of Listing Qualifications
Listing Qualifications

By Electronic Mail

October 28, 2020

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on October 23, 2020 The Nasdaq Stock Market LLC (the "Exchange") received from Galecto, Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Common stock, par value $0.00001 per share

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,



Yolanda Goettsch